EXHIBIT 4.3

CONSOLIDATED WATER CO. LTD.

CERTIFIED EXTRACT OF A RESOLUTION OF THE SHAREHOLDERS OF CONSOLIDATED WATER CO. LTD (THE “COMPANY”) PASSED AT THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS DULY CONVENED AND HELD ON THE 17TH DAY OF AUGUST 2005

IT WAS RESOLVED:

THAT:

“The Company approve an alteration to the Memorandum of Association by subdividing the issued and unissued Ordinary Shares (Class A and Class B) and the issued and unissued Redeemable Preference Shares from CI$1.00 par value (the “Old Shares”) to CI$0.50 par value (the “New Shares”).”

This subdivision will create two New Shares for each Old Share with a record date of August 17, 2005 and a distribution date of August 24, 2005.

/s/ Brent Santha Certified by the Company Secretary	September 30, 2005 Date

Brent J. Santha